SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 12/19

Copel Distribuição’s Grid Market grown up 5.1% in the first quarter

This report analyzes the performance of Copel’s electricity market between January and March 2019 and is compared against the same period in 2018.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, increased by 5.1% in terms of energy Captiv consumption in 1Q19, as illustrated in the following Market table.

The result is mainly due to (i) 4.7% increase in captive market consumption, especially influenced by the residential class, and (ii) 5.8% increase in free market consumption in 1Q19, resulting from the improved industrial production in the state of Paraná - growth by 9.8% and 10.8% in January and February, respectively, compared to the same months in 2018. The sectors that contributed most to the increase in energy consumption were: (i) food manufacturing, (ii) chemical products, and (iii) beverage manufacturing.

Copel Distribuição

Captive Market

     Copel Distribuição’s captive market energy sales totaled 5,246 GWh in 1Q19, a 4.7% increase. This result was mainly influenced by the increase in consumption by the residential and commercial segments, in particular by the high temperatures recorded in January, with average variation above 10%, and February which had more working days.

The following table illustrates captive market behavior according to customer segment.

    The residential segment consumed 1,998 GWh between January and March 2019, representing na increase of 8.1% due to (i) the increase in average monthly consumption (176 kWh/month in 1Q19 against 166 kWh/month in 1Q18), mainly due to the highest temperatures recorded in January, which exceeded the historical average in several regions of the State, causing a higher in the use of cooling appliances; and (ii) a growth of 1.9% in the number of customers. In the first quarter of 2019 this class accounted for 38.1% of captive market consumption, totaling 3,772,134 consumers.

The industrial segment recorded a 7.3% drop in 1Q19, totaling 658 GWh, mainly reflecting the migration of customers to the free market, which represent an average consumption of approximately 82 GWh in the quarter. At the end of March 2019, the industrial segment accounted for 12.5% of the captive market consumption, totaling 72.510 consumers.

     The commercial segment consumed 1,298 GWh during the first quarter of 2019, a 6.9% increase compared to the same period of 2018. This performance was influenced by the good performance of the retail market of Paraná - growth of 3.3% and 4.4 % in January and February, respectively, compared to the same months of 2018 - and the increase in the customer base registered at the end of March 2019. At the end of this quarter, this class represented 24.7% of captive market consumption, with 401,293 consumers.

     The rural segment recorded a 5.2% up in energy consumption in 1Q19, totaling 665 GWh. At the end of March 2019, this segment accounted for 12.7% of captive market consumption, with a total of 351,663 consumers.

     Other segments (government, public lighting, public services and own consumption) totaled 627 GWh consumers between January and March 2019, growth by 3.6%. Together, these segments account for 12.0% of the captive market consumption, with 57,762 consumers at the end of 1Q19.

Copel’s Consolidated Industrial

    Electricity Supply

     Copel’s electricity supply, which is the volume of energy sold to final customers, is comprised by sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização, increased by 6.8% between January and March 2019.

The breakdown of energy sales by consumption segment is illustrated below:

Total Energy Sold

     Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes, and Copel Comercialização totaled 12,183 GWh in the first quarter of 2019, an increase of 13.0%.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição,

Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Curitiba, April 29, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team: ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 30, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.